Exhibit 99.1

InMode Reports Third Quarter 2022 Financial Results; Record Quarterly Revenue of
$121.2 M, Represents 29% Year-Over-Year Growth

YOKNEAM, Israel, Oct. 27, 2022--InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Highlights:

•
Record quarterly revenue of $121.2 million, an increase of 29% compared to the third quarter of 2021: InMode’s proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments represented 82% of quarterly revenues, while 11% came from InMode’s hands-free platforms and 7% from InMode’s traditional laser and non-invasive RF platforms.

•	GAAP net income of $48.8 million, compared to $44.7 million in the third quarter of 2021; Record *non-GAAP net income of $56.6 million, compared to $47.9 million in the third quarter of 2021.
•	GAAP diluted earnings per share of $0.58, compared to $0.52 in the third quarter of 2021; Record *non-GAAP diluted earnings per share of $0.66, compared to $0.55 in the third quarter of 2021.
•	Quarterly revenues from consumables and service of $13.9 million, an increase of 53% compared to the third quarter of 2021.
•	Total cash position of $486.4 million as of September 30, 2022, including cash and cash equivalents, marketable securities, and short-term bank deposits.

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q3 2022	Q3 2021
Revenues	$121,232	$94,176
Gross Margins	85%	85%
Net Income	$48,789	$44,718
Earnings per Diluted Share	$0.58	$0.52
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q3 2022	Q3 2021
Gross Margins	85%	86%
Net Income	$56,646	$47,910
Earnings per Diluted Share	$0.66	$0.55

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP financial results exclude share-based compensation adjustments.

Management Comments

“Once again, we reported a record quarter with 29% top line growth and high profitability. Demand has remained strong despite the anticipated seasonality and the return of summer travel, and this positive momentum continues into Q4. We’re very happy with the successful market endorsement of our strategy as we expand from aesthetics into wellness and improved quality of life categories. We started with the EmpowerRF and we will continue with other categories such as ophthalmology, ENT and others. The EmpowerRF platform for women’s health has exceeded our optimistic expectations, which leads us to increase its revenue target yet again by 33% to $40 million for this year. In addition, we will continue to expand globally and plan on opening two new subsidiaries in Asia and Europe by mid 2023,” said Moshe, Mizrahy, Chairman and Chief Executive Officer.

Shakil Lakhani, President of InMode North America, commented on the financial results: “Our performance in North America continues to be the major growth engine for the company, with an emphasis on the Morpheus 8 becoming one of the most popular minimally invasive procedures. We’ve continued to invest in increasing our brand awareness, including adding Eva Longoria as our new brand ambassador, which is another sign of our commitment to customers and to positive consumer perception.”

“We’ve seen growing adoption of our EmpowerRF platform by an increased number of women’s health and wellness physicians across the U.S. and Canada. The success in improving women’s quality of life is meaningful to InMode, and we intend building on its momentum as we capture more share in this important market,” said Dr. Spero Theodorou, Chief Medical Officer.

Third Quarter 2022 Financial Results

Total revenues for the third quarter of 2022 reached $121.2 million, an increase of 29% compared to the third quarter of 2021.

“Sales of disposables continued to grow year over year and contributed more to the revenue mix, as our platforms are being used more frequently by our customers. Additionally, we successfully increased our gross margins back to the 85% target range,” said Yair Malca, Chief Financial Officer.

GAAP gross margin for the third quarter of 2022 was 85%, like in the third quarter of 2021. *Non-GAAP gross margin for the third quarter of 2022 was 85% and 86% for the third quarter of 2021.

GAAP operating margin for the third quarter of 2022 was 44%, compared to a gross operating margin of 48% in the third quarter of 2021. *Non-GAAP operating margin for the third quarter of 2022 and for the third quarter of 2021 was 51%. The decrease in GAAP operating margin is primarily attributable to change in share-based compensation expense.

InMode reported GAAP net income of $48.8 million, or $0.58 per diluted share, in the third quarter of 2022, compared to $44.7 million, or $0.52 per diluted share, in the third quarter of 2021. On a *non-GAAP basis, InMode reported net income of $56.6 million, or $0.66 per diluted share, in the third quarter of 2022, compared to $47.9 million, or $0.55 per diluted share, in the third quarter of 2021.

2022 Financial Outlook

Management provided an outlook for the full year of 2022, ending Dec. 31, 2022. Based on current estimates, management expects:

●	Revenue between $445 million and $450 million

●	*Non-GAAP gross margin between 83% and 85%

●	*Non-GAAP income from operations between $214 million and $217 million

●	*Non-GAAP earnings per diluted share between $2.28 and $2.30

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP financial results exclude share-based compensation adjustments.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, Oct. 27, 2022, at 8:30 a.m. Eastern Time to discuss the third quarter 2022 financial results.

The Company encourages participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10171927/f4b117e67a

Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers that opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=pOSyfnXi
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from October 27, 2022, at 12 p.m. Eastern Time to November 02, 2022, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 8851334

To access the replay using an international dial-in number, please select the link below: https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “2021 Financial Outlook.” Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2022, as well as risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
REVENUES	121,232	94,176	320,700	247,025
COST OF REVENUES	18,765	13,943	52,483	36,745
GROSS PROFIT	102,467	80,233	268,217	210,280
OPERATING EXPENSES:
Research and development	3,166	2,248	9,164	7,004
Sales and marketing	43,062	30,835	113,564	84,067
General and administrative	2,494	2,132	7,533	5,884
TOTAL OPERATING EXPENSES	48,722	35,215	130,261	96,955
INCOME FROM OPERATIONS	53,745	45,018	137,956	113,325
Finance income (expenses), net	189	(65)	(350)	407
INCOME BEFORE TAXES	53,934	44,953	137,606	113,732
INCOME TAXES	5,145	235	13,794	1,343
NET INCOME	48,789	44,718	123,812	112,389
Add: Net income attributable to non-controlling interests	-	-	-	(103)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	48,789	44,718	123,812	112,286

NET INCOME PER SHARE:
Basic	0.59	0.54	1.50	1.39
Diluted	0.58	0.52	1.45	1.31
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	82,306	82,705	82,494	80,843
Diluted	84,823	86,264	85,120	85,802

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	September 30, 2022	December 31, 2021
Assets
CURRENT ASSETS:
Cash and cash equivalents	77,048	68,136
Marketable securities	334,934	294,530
Short-term bank deposits	74,405	53,248
Accounts receivable, net of allowance for doubtful accounts	28,056	20,236
Other receivables	13,730	12,938
Inventories	35,810	21,026
TOTAL CURRENT ASSETS	563,983	470,114
NON-CURRENT ASSETS:
Accounts receivable	3,766	768
Deferred income taxes, net	3,255	1,334
Operating lease right-of-use assets	5,191	4,321
Property and equipment, net	2,189	1,404
Other investments	600	600
TOTAL NON-CURRENT ASSETS	15,001	8,427
TOTAL ASSETS	578,984	478,541
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	13,296	8,779
Contract liabilities	12,450	13,805
Other liabilities	32,181	29,266
TOTAL CURRENT LIABILITIES	57,927	51,850
NON-CURRENT LIABILITIES:
Contract liabilities	3,647	2,751
Other liabilities	5,450	4,831
Operating lease liabilities	3,657	3,307
TOTAL NON-CURRENT LIABILITIES	12,754	10,889
TOTAL LIABILITIES	70,681	62,739

TOTAL SHAREHOLDERS’ EQUITY	508,303	415,802
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	578,984	478,541

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	48,789	44,718	123,812	112,389
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	169	136	462	378
Share-based compensation expenses	7,857	3,192	17,304	8,838
Allowance for doubtful accounts	50	48	402	375
Loss on marketable securities, net	12	26	49	33
Finance expenses, net	586	789	1,527	1,598
Deferred income taxes, net	9	(189)	156	(391)
Changes in operating assets and liabilities:
Increase in accounts receivable	(6,926)	(4,403)	(11,220)	(12,478)
Decrease (increase) in other receivables	887	(4,101)	(706)	(4,418)
Increase in inventories	(6,050)	(1,784)	(14,784)	(4,195)
Increase in accounts payable	1,463	1,161	4,517	2,474
Increase in other liabilities	4,136	11,157	3,366	16,194
Increase (decrease) in contract liabilities	(5,390)	(277)	(459)	1,195
Net cash provided by operating activities	45,592	50,473	124,426	121,992
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(48,090)	(25,090)	(93,701)	(66,090)
Proceeds from short-term deposits	30,090	24,090	73,090	62,180
Purchase of fixed assets	(387)	(254)	(1,247)	(757)
Purchase of marketable securities	(58,982)	(77,547)	(97,736)	(203,274)
Proceeds from sale of marketable securities	21,236	30,660	48,395	78,642
Net cash (used in) investing activities	(56,133)	(48,141)	(71,199)	(129,299)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	-	-	(42,637)	(11,921)
Exercise of options	550	5,200	915	19,803
Net cash provided by (used in) financing activities	550	5,200	(41,722)	7,882
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(1,365)	(376)	(2,593)	(585)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,356)	7,156	8,912	(10)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	88,404	61,772	68,136	68,938
CASH AND CASH EQUIVALENTS AT END OF PERIOD	77,048	68,928	77,048	68,928

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,				Nine months ended September 30,
	2022		2021		2022		2021
Revenues by Category:

Capital Equipment revenues - United States	72,920	60%	56,284	60%	180,640	57%	144,614	58%
Capital Equipment revenues - International	34,383	28%	28,783	30%	97,126	30%	76,030	31%
Total Capital Equipment revenues	107,303	88%	85,067	90%	277,766	87%	220,644	89%
Consumables and service revenues	13,929	12%	9,109	10%	42,934	13%	26,381	11%
Total Net Revenue	121,232	100%	94,176	100%	320,700	100%	247,025	100%

	Three months ended September 30,						Nine months ended September 30,
	2022			2021			2022			2021
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimally Invasive	84	75	82	73	73	73	84	73	80	70	74	71
Hands-Free	13	8	11	25	5	18	13	7	11	28	7	21
Non-Invasive	3	17	7	2	22	9	3	20	9	2	19	8
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30, 2022			Three months ended September 30, 2021
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	121,232		121,232	94,176	-	94,176
COST OF REVENUES	18,765	(554)	18,211	13,943	(301)	13,642
GROSS PROFIT	102,467	554	103,021	80,233	301	80,534
OPERATING EXPENSES:
Research and development	3,166	(857)	2,309	2,248	(425)	1,823
Sales and marketing	43,062	(5,879)	37,183	30,835	(2,208)	28,627
General and administrative	2,494	(567)	1,927	2,132	(258)	1,874
TOTAL OPERATING EXPENSES	48,722	(7,303)	41,419	35,215	(2,891)	32,324
INCOME FROM OPERATIONS	53,745	7,857	61,602	45,018	3,192	48,210
Finance income (expenses), net	189	-	189	(65)	-	(65)
INCOME BEFORE TAXES	53,934	7,857	61,791	44,953	3,192	48,145
INCOME TAXES	5,145	-	5,145	235	-	235
NET INCOME	48,789	7,857	56,646	44,718	3,192	47,910

NET INCOME PER SHARE:
Basic	0.59		0.69	0.54		0.58
Diluted	0.58		0.66	0.52		0.55
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	82,306		82,306	82,705		82,705
Diluted	84,823		85,453	86,264		86,494

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Nine months ended September 30, 2022			Nine months ended September 30, 2021
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	320,700	-	320,700	247,025	-	247,025
COST OF REVENUES	52,483	(1,364)	51,119	36,745	(804)	35,941
GROSS PROFIT	268,217	1,364	269,581	210,280	804	211,084
OPERATING EXPENSES:
Research and development	9,164	(2,248)	6,916	7,004	(1,112)	5,892
Sales and marketing	113,564	(12,233)	101,331	84,067	(6,154)	77,913
General and administrative	7,533	(1,459)	6,074	5,884	(768)	5,116
TOTAL OPERATING EXPENSES	130,261	(15,940)	114,321	96,955	(8,034)	88,921
INCOME FROM OPERATIONS	137,956	17,304	155,260	113,325	8,838	122,163
Finance income (expenses), net	(350)	-	(350)	407	-	407
INCOME BEFORE TAXES	137,606	17,304	154,910	113,732	8,838	122,570
INCOME TAXES	13,794	-	13,794	1,343	-	1,343
NET INCOME	123,812	17,304	141,116	112,389	8,838	121,227
Add: Net Income attributable to non-controlling interests	-	-	-	(103)	-	(103)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	123,812	17,304	141,116	112,286	8,838	121,124

NET INCOME PER SHARE:
Basic	1.50		1.71	1.39		1.50
Diluted	1.45		1.65	1.31		1.41
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	82,494		82,494	80,843		80,843
Diluted	85,120		85,667	85,802		86,059